October 20, 2005


Mail Stop 6010

E. Morgan Skinner
Legacy Communications Corporation
210 N. 1000 East
St. George, Utah 84770
Re:	Legacy Communications Corporation
	Amendment No. 1 to Registration Statement on Form SB-2
	Filed September 30, 2005
	         File No. 333-125907
Dear Mr. Skinner:
      We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Prospectus cover page
1. Delete the third line of type (the par value) on the cover page.
Summary, page 1
2. We note your disclosure about the planned sales of certain radio stations in your fifth paragraph. Expand to disclose the expected completion date and your costs in connection with these sales, as outlined on page 35.
3. Please balance the summary with disclosure about your recent losses and working capital deficit.

Risk Factors, page 5
4. Please add risk factors to discuss the risks associated with
(1)
the applicability of the penny stock rules, (2) the lack of a trading market, and (3) the lack of liquidity of your common stock given that more than 75% of the shares are held by your officers and directors.
Other agreements relating to the acquisition of radio stations...,page 6
5. Please expand your disclosure to quantify the option price you will need to pay for each construction permit and the amount you will need to pay to obtain the broadcast license from Eagle Bluff Enterprises.
The proceeds of this offering may not be sufficient..., page 9
6. You appear to describe loans in the amount of $603,500 and $358,000 for purchase, upgrade and construction of two stations. Yet you do not identify these loans in Liquidity and Capital Resources in
MD&A on page 34 or elsewhere in the prospectus. Please expand your disclosure about these loans.
7. You explain that you anticipate that net proceeds from the current sale of radio stations will be sufficient to fund your requirements.
Please expand your disclosure to describe the nature of the potential sales of stations. For example, it appears you have one pending sale and four outstanding options. Please add a separate risk factor to specifically identify those risks associated with completing the sale and option exercises.
Use of Proceeds, page 11
8. Please clarify how much you need to complete your Winchester, NV station. On page 9 you say it to be $358,000, but you appear to describe it here as being up to $550,000.
9. Please clarify how much you need to acquire the assets from Eastern Sierra Broadcasting, as you describe such purchase prices as
$68,000 on page 24 and such purchase price as $42,000 here.
10. We note your disclosure under Use of Proceeds describing offering expenses of $15,000, yet this does not reconcile with your disclosure in Item 25 of Part II describing your expenses of $20,259. Please reconcile these amounts.
Dilution, page 12
11. Expand the first paragraph to state the number of shares held by your officers, directors, and affiliates and the amount paid for those shares.
Description of Business, page 20
12. We note your extensive revisions to your description of business.
The disclosure describes in general terms how one goes about buying and selling radio stations, but it does not give the specifics of your business that would be relevant to an investor. For example (and this is only one example), explain what factors contributed to the fact that you were able to sell radio station KXEZ(FM) at a price so much great than your initial purchase price and what costs you incurred prior to the sale. Provide similar disclosure with regard to other material acquisitions and sales.
Transactions and Current Holdings, page 23
13. We note your revisions to the description of your transactions and current holdings. Please balance this disclosure with other transactions that may not have been as successful for you.
14. Please expand your discussion of each of the transactions to explain how you valued the properties and the stock when you exchanged stock for property-particularly with regard to related party transactions.
15. Regarding the purchase from the Bate Family Trust, disclose who received the shares.
16. Provide a more detailed discussion of the terms of existing options to purchase or sell property so that investors can understand the likelihood of whether these transactions will actually occur. Management`s Discussion and Analysis, page 53
Liquidity and Capital Resources, page 55
17. Please revise to update your liquidity discussion through the most recent balance sheet date presented, June 30, 2005. To this regard, it is not necessary to present redundant information found on the balance sheet, such as listing the current liabilities. Refer to
Item 303(b)(2) of Regulation S-B.
18. Please refer to page 58, the first paragraph after the table of accrued liabilities. Clarify what is meant by the phrase, "In addition to the foregoing..." Specifically quantify the amount of funds required.
19. Please refer to prior comment 28. As previously requested, please specifically address the consequences if you fail to raise $358,000. Explain if your business will cease to exist.

20. Provide more detailed information regarding your notes payable.
We note, for example that you have a note payable that came due on July 23, 2005 for $574,500 and a note payable for $180,000 for which you are paying 25% interest. Expand to discuss, and identify your major lenders.
21. We note you have two full time employees and one part time one.
We also note you have $934,481 in "accrued payroll, payroll taxes and penalties." Disclose more specifically how that amount is allocated to each of those categories. Tell us the amounts categorized as "accrued payroll" for each of your named executive officers and whether the amounts are reflected in the summary compensation table.
22. Update the status of the KUPA sale here and throughout the prospectus.
Certain Relationships and Related Transactions, page 36
23. Reconcile your response to comment 37 with the disclosure in the filing regarding the number of shares Mr. Randall received.
24. We reissued comment 38. Expand to describe each transaction that took place where shares were issued to the officers and directors that resulted in their share ownership, as reflected on page 18 and
19.
25. Please disclose the interest rate for the Bate Family Trust loan.
26. Please identify the nature of the other liabilities due to the president and when the interest began accruing.
27. Please expand your description of the transaction with the Bate
Family Trust to explain the nature and reasons for the transaction.
Also, explain how the transaction was valued. Please identify any related parties who are beneficiaries under this trust.
28. Please confirm that the proceeds from this offering will not be used to repay any related party loans.
Interests of Named Experts, page 42
29. Expand to disclose all material terms of your agreement with Gopublictoday.com, including the costs associated with future consulting services and the registrant`s indemnification obligations.

Note 9. Discontinued Operations, page F-15
30. Please refer to prior comment 48. Consider revising your title
"discontinued operations" to be more descriptive of the liability. For example, "liabilities of subsidiaries in bankruptcy" or "subsidiaries in bankruptcy" would be more descriptive of the liability.
Note 15. Subsequent Events, page F-19
31. We note from your response to prior comment 23, that your projected sales are expected to close within the next twelve months.
Tell us your consideration of presenting the assets as held for sale.
Refer to the criteria in paragraph 30 of SFAS 144 in your response.
Part II, Item 25
32. It appears that the expenses of this offering should include the fees paid to Gopublictoday. Please revise.
Exhibits
33. File the option agreements for KPTO(AM) and KITT(FM).
Legality Opinion
34. Remove the first sentence in the last paragraph because purchasers of the securities are entitled to rely on the opinion. Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their
respective
responsibilities under the Securities Act of 1933 and the
Securities
Exchange Act of 1934 as they relate to the proposed public
offering
of the securities specified in the above registration statement.
We
will act on the request and, pursuant to delegated authority, grant
acceleration of the effective date.
	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Dennis Hult at (202) 551-3618 or in his absence, Angela Crane at (202) 551-3554, if you have questions regarding comments on the financial statements and related matters.
Please contact Jay Mumford at (202) 824-5348 or me at (202) 551-
3800
with any other questions.
      Sincerely,




							Peggy Fisher
							Assistant Director

cc:	Lawrence E. Wilson